SILVER STANDARD RESOURCES INC.

Third Quarter Report
September 30, 2004

#1180– 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846 Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.
THIRD QUARTER 2004 REPORT TO SHAREHOLDERS
For the Nine Months Ended September 30, 2004

TO OUR SHAREHOLDERS:

During the third quarter, we continued to shape Silver Standard’s global property portfolio, sharpen the focus on key projects in the Americas, and subsequent to the end of the quarter, expanded the size of our resource base with continued encouraging drill results at La Pitarrilla in Mexico and the acquisition of 100% of the Pirquitas project in Argentina.

HIGHLIGHTS

o	Drilling continues to expand silver resources at our Pitarrilla silver discovery in Mexico. Indicated silver resources grew 46% since March to 60.2 million ounces and inferred resources now stand at 12.9 million ounces.

o	Subsequent to quarter-end, Silver Standard increased its interest in the Pirquitas project to 100% by issuing 2.663 million common shares.

o	The company now has measured and indicated silver resources of 508.4 million ounces and inferred silver resources of 446.1 million ounces.

o	The company reported a strategic alliance with Minco Mining and Metals Corporation to pursue silver opportunities in China, with the Fuwan project hosting an inferred silver resource of 160 million ounces.

o	Feasibility work continues at the 50% owned Manantial Espejo in southern Argentina.

o	Silver Standard's shares now trade on the Nasdaq National Market (symbol: SSRI) and on the Toronto Stock Exchange (symbol: SSO).

o	Silver Standard ended the quarter in a strong financial position: C$47.0 million in cash, 1.95 million ounces of silver with a market value of C$16.5 million, purchased at an average cost of US$5.85 per ounce, and investments with a market value of C$5.5 million.

o	For the quarter, the company had income of $1 million or $0.02 per share, bringing our year-to-date income to $1.4 million or $0.03 per share, mainly a result of investment income on sale of marketable securities and gains on sales of mineral properties.

ADVANCED PROJECTS

Pitarrilla, Durango, Mexico – At this wholly-owned new discovery, Silver Standard reported further significant drill results from the Cordon Colorado and Peña Dyke zones, and continued road construction and drill pad preparation at the Javelina Creek zone during the quarter.

Based on a cut-off of 40 grams of silver per tonne, indicated silver resources are now 60.2 million ounces, with inferred silver resources totalling 12.9 million ounces. The updated resource estimate is based on results of 78 reverse circulation drill holes totalling 8,700 meters at Cordon Colorado and 51 reverse circulation drill holes totalling 5,500 meters at Peña Dyke.

Metallurgical work continues and prefeasibility studies have commenced. Cordon Colorado and Peña Dyke both outcrop and are mineable with bulk mining methods. The company has also secured title to key surface rights over mineralized areas. Drilling of the Javelina Creek zone is expected to commence in mid-November.

Manantial Espejo, Santa Cruz Province, Argentina — The 50%-owned silver-gold joint venture progressed significantly in the third quarter. The feasibility study currently underway now envisions a combined open-pit, underground operation to exploit the Maria and Karina/Union deposits. Ramped pit designs along with annual production schedules and waste dump designs have been completed. As drilling continues to intersect new vein structures and to expand the two main systems on the property, another 5,000 meters of infill and extension drilling has been initiated. Drilling has also begun to secure water for the mine and baseline studies have also been completed. Given the ongoing drilling programs, the joint venture will provide a proven and probable reserve with a mine plan upon completion of the feasibility study early in 2005.

Shafter, Texas, U.S. – Silver Standard holds all of the major permits required to commence mining for this project in south-central Texas. The company is preparing an infill drill program of approximately 3,000 meters to provide data to augment prefeasibility and feasibility studies completed in the mid-1980‘s.

ACQUISITION

Pirquitas, Jujuy, Argentina – Subsequent to the end of the quarter, the company acquired the remaining 56.6% equity interest in the Pirquitas project, located in Jujuy Province, Argentina. Under an agreement with Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P., Silver Standard has acquired 566 shares of Sunshine Argentina, Inc., the holder of the rights to the Pirquitas project, on the issuance of 2.663 million shares of Silver Standard.

Silver Standard acquired its initial 43.4% interest in the Pirquitas project in June 2002 and assumed the role of operator of the Pirquitas Project at the time. Mine Development Associates of Reno, Nevada completed the following in-situ resource estimate for the Pirquitas Project in accordance with the standards of Canadian National Instrument 43-101, in a report dated August 19, 2004 (Steve Ristorcelli, P. Geo., independent qualified person).

Pirquitas Diluted Resource, all metals, based on silver cutoff of 30 g/t

Classification	Tonnes	Silver Grade (g/t)	Silver Grade (oz/ton)	Silver (million oz)	Tin Grade (%)	Zinc Grade (%)
Measured	5,349,000	158	4.61	27.3	0.21	0.65
Indicated	28,416,000	136	3.97	124.0	0.14	0.55

With the acquisition of the remaining 56.6% equity interest, Silver Standard’s overall acquisition cost, based on the closing price of its shares on October 19, 2004, for a 100% interest in the Pirquitas project is US$44.1 million or US$0.29 per resource ounce.

Closing of the transaction took place on October 22, 2004. With 100% ownership of the Pirquitas project, Silver Standard has control of one of the world’s largest silver-dominant projects and can now advance it by updating the Sunshine Argentina feasibility study completed in 2000 and undertaking additional exploration, both on surface and underground.

STRATEGIC ALLIANCE

Minco Silver, People’s Republic of China – In early October, Minco Mining & Metals Corporation (Minco) and Silver Standard entered into a strategic alliance to jointly pursue silver opportunities in China.

Under terms of the strategic alliance, Silver Standard invested C$2.0 million to acquire a 20% interest in Minco Silver Corporation, a wholly-owned subsidiary of Minco, whose objective is to acquire silver projects in China. Silver Standard will have preferential purchase rights to increase its interest in Minco Silver to 30%. Currently Minco Silver has the right to earn 70% of the equity interest in the Fuwan silver project, Guangdong, China. The Fuwan project has an inferred resource of approximately 160 million ounces of silver in-situ, grading 250-270 grams per tonne silver (up to approximately 7.9 ounces of silver per ton). The shallow-dipping deposit is still open to the southwest, south and southeast. This gives Silver Standard indirect exposure to an additional 22 million ounces based on its equity interest.

SHARE LISTINGS

Silver Standard’s shares commenced trading on the Nasdaq National Market on October 12, 2004 under the existing trading symbol, SSRI, and on the Toronto Stock Exchange on November 4, 2004, under the symbol SSO. The graduation to senior listings in both countries will provide Silver Standard with higher visibility and greater credibility as the company advances its projects.

INVESTOR RELATIONS

During the third quarter, Silver Standard participated in the Las Vegas Precious Metals Conference as well as the invitation-only Denver Gold Forum for institutional investors. A link to the Forum’s webcast, including Silver Standard’s presentation, can be found at www.denvergold.org/denverforum.htm. Following Denver, company president Bob Quartermain met with institutional investors in Salt Lake City, Utah and in late October was invited to speak at the Silver Institute’s Third Annual China International Silver Conference held in Changsha, Hunan province, China.

Silver Standard will be participating in the New Orleans Investment Conference November 9-13 and the San Francisco Precious Metals Conference on November 27-28.

In 2005, the Company will hold a number of shareholder meetings throughout the United States and Canada. Please check our website at www.silverstandard.com for information on upcoming meetings, or contact Paul LaFontaine, Director, Investor Relations.

MANAGEMENT

With the increased tempo of the company’s activities, Silver Standard is in the process of augmenting its senior management. Mr. R. Burk has joined the company as Chief Geologist to add geologic value to the company’s many assets. Mr. Burk has worked for 20 years for both junior and senior companies. Mr. J. Singh has also joined the company as Controller to augment the accounting department. The company is presently interviewing for a Chief Operating Officer to assist with the company’s transition from exploration to operations.

OUTLOOK

Silver prices continued to strengthen through the quarter with apparent growing demand across the spectrum of applications. Having just returned from China, I can add my name to those who have witnessed the remarkable transformation of the country and its importance in both the world economy and on commodities.

With a strong treasury to fund our many activities, we are now on the threshold of achieving our goal of one billion ounces of silver resources in all categories. At the same time, we are refining priorities for our advanced projects so that we can scale into a production profile while leveraging our portfolio of assets to maximize shareholder value.

On behalf of the Board,

“R.A. Quartermain”

R.A. Quartermain
November 5, 2004

SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2004

This discussion and analysis of the unaudited consolidated operating results and financial condition of the company for the three and nine months ended September 30, 2004 and 2003 is prepared as of October 29, 2004 and should be read in conjunction with the Consolidated Financial Statements and the related Notes for the nine months then ended and in conjunction with the Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2003. The Consolidated Financial Statements and the related Notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FINANCIAL RESULTS
Third Quarter Financial Results

For the quarter ended September 30, 2004, the company had net income of $1,004,000 or $0.02 per share compared to a loss of $429,000 or $0.01 per share in the third quarter of 2003. For the nine months ending September 30, 2004, there was income of $1,429,000 ($0.03 per share) compared to a loss of $2,656,000 ($0.07 per share) in the comparable period of 2003. Higher investment income, gains on sale of marketable securities and the reversal of a silver bullion provision made in the prior quarter were the main reasons for the better results during the quarter. The following is a summary and discussion on the various components for the third quarter financial and year-to-date results.

Three Months Ended September 30	Nine Months Ended September 30
Exploration and mineral property costs	2004 $	2003 $	2004 $	2003 $

Property examinations and exploration	121,000	249,000	329,000	419,000
Reclamation	73,000	34,000	163,000	110,000

	(194,000)	(283,000)	(492,000)	(529,000)

The company continued its grass roots exploration and property examinations during the quarter, with the focus in Mexico as the price of acquisition of in-ground silver resource ounces continues to be high. Exploration for the quarter was $121,000 compared to $249,000 in the prior year. For the nine months, exploration was $329,000 (2003 — $419,000) and of this total, $219,000 was spent in Mexico. During the quarter, $73,000 (2003 — $34,000) was spent on reclamation, of which $20,000 related to the accretion impact on recorded reclamation with the balance being cash reclamation costs. For the year to date, reclamation costs were $163,000 compared to $110,000 in the prior year, reflecting the earlier commencement of activities in the current year at the Duthie and Silver Standard Mine properties in British Columbia.

Three Months Ended September 30	Nine Months Ended September 30
Expenses	2004 $	2003 $	2004 $	2003 $

Depreciation	9,000	6,000	22,000	18,000
General and administration	530,000	343,000	1,574,000	1,173,000
Professional fees	69,000	42,000	148,000	107,000
Salaries and employee benefits	131,000	112,000	323,000	400,000
Stock-based compensation	265,000	--	379,000	--

	(1,004,000)	(503,000)	(2,446,000)	(1,698,000)

General and administrative expenses for the quarter were $530,000 or $187,000 over the comparable period in 2003. For the nine months, expenses were $1,574,000 or $401,000 over the $1,173,000 reported in the prior year. Silver Standard’s shareholder base has increased by 44% and as a result, mailing costs have climbed while other third party costs have also escalated. Advertising expenses in 2004 have increased as the company has broadened its exposure in print and electronic media and acquired new real-time data feeds. A non-recurring $121,000 fee relating to our listing on the NASDAQ National Market and costs associated with the opening of an administrative office in Mexico are also included in the third quarter expenses. Offsetting the increase in costs for the quarter was a $42,000 recovery of overhead costs. In January, 2004, the method of allocating costs to projects was changed to include an allowance for various general office common costs.

Professional fees were $69,000 for the quarter compared to $42,000 in the comparable period of the prior year. The increase for the quarter related to costs associated with our Mexican operations. For the year, the expense was $148,000 (2003 — $107,000).

Salaries and employee benefits were $131,000 in the quarter compared to $112,000 in the comparable period in 2003. For the year-to-date, salaries and benefits were $323,000 compared to $400,000 in the comparable period of 2003, with the reduction due to greater staff salary allocations to projects.

The fair value of stock-based compensation for the quarter was $265,000 and relates to new options granted to an employee and the vesting of options granted in prior periods. For the nine months, the value of the stock-based compensation was $379,000.

Three Months Ended September 30	Nine Months Ended September 30
Other income (expenses)	2004 $	2003 $	2004 $	2003 $

Investment income	245,000	86,000	866,000	243,000
Gain on sale of marketable securities	1,710,000	203,000	2,498,000	--
Loss on sale of assets	--	--	(2,000)	--
Gain on sale of mineral properties	--	--	899,000	--
Write-(down) of marketable securities	(13,000)	--	(46,000)	--
Write-up of silver bullion	307,000	--	--	--
Foreign exchange (loss) gain	(47,000)	68,000	152,000	(672,000)

	2,202,000	357,000	4,367,000	(429,000)

Interest income for the quarter was $245,000, a $159,000 increase over the comparable quarter in 2003, reflecting more funds available for investment. Gains of $1,710,000 were made in the quarter from sales of marketable securities, bringing the total gains for the year to $2,498,000. The gain on sale of marketable securities in the comparable quarter of 2003 related to the reversal of a write-down provision that took place during the year. The company has a policy of valuing its marketable securities and silver bullion at the lower of cost or market. In the quarter ending September 30, 2004, $13,000 (2003 — $nil) was written down for marketable securities and a reversal of the write down of $307,000 (2003 — $nil) on our silver bullion investment was recorded to bring the carried valuation to historical cost. A foreign exchange loss of $47,000 was recorded in the quarter compared to a gain of $68,000 in the comparable period of 2003. For the nine months, there was a $152,000 foreign exchange gain compared to a loss of $672,000 in 2003. The foreign exchange gains recorded in 2004 reflect the impact a stronger US dollar had on the US dollars received from a private placement that closed during the first quarter of the year. The large loss recorded in 2003 reflected the impact of the decreasing US dollar value (against the Canadian dollar) on the company’s US cash balances.

Summary of Quarterly Results
(expressed in thousands of Canadian dollars, except per share amounts)

	2004 $			2003 $				2002 $
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenues	nil	nil	nil	nil	nil	nil	nil	nil
Income (loss)	(1)1,004	(195)	(2) 620	(1,282)	(429)	(1,140)	(1,087)	(369)
Basic and diluted income (loss) per share	0.02	0.00	0.01	(0.03)	(0.01)	(0.03)	(0.03)	(0.01)

(1)	The main contributing factor for the increase was the $1,710,000 gain on sales of marketable securities.

(2)

The company recorded investment income of $325,000, gains on sale of marketable securities of $324,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter.

LIQUIDITY AND CAPITAL RESOURCES

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter and year-to-date, silver bullion and other capital resources follows:

Cash

At the end of the quarter, the company’s free cash position, including short-term deposits, increased from $16,428,000 at the beginning of the year to $47,070,000 — an increase of $30,642,000. This increase is primarily due to the $58,401,000 in new financings in the current year.

Operating Activities

Cash flow from operations in the third quarter was a use of $389,000 compared to a use of $581,000 in the comparable period in 2003.

Investing Activities

Total cash invested on mineral properties in the quarter was $3,439,000 compared to $2,341,000 in the comparable quarter of the prior year. For the nine months, $9,063,000 was spent – a $2,233,000 increase over the prior year. A summary by project follows:

Three Months Ended September 30	Nine Months Ended September 30
	2004 $	2003 $	2004 $	2003 $

Manantial Espejo	954,000	152,000	2,135,000	351,000
Shafter	114,000	230,000	358,000	509,000
Candelaria	117,000	121,000	316,000	381,000
Bowdens	152,000	142,000	714,000	1,224,000
Challacollo	90,000	1,259,000	184,000	2,548,000
San Marcial	(3,000)	40,000	519,000	90,000
Diablillos	38,000	68,000	135,000	91,000
Pirquitas	126,000	37,000	296,000	81,000
La Pitarrilla	1,330,000	113,000	2,813,000	283,000
Berenguela	90,000	--	444,000	--
San Agustin	(41,000)	22,000	373,000	140,000
Sunrise	--	21,000	2,000	684,000
Maverick Springs	377,000	90,000	419,000	95,000
Other	95,000	46,000	355,000	353,000

	3,439,000	2,341,000	9,063,000	6,830,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

The Manantial Espejo property was one of the most active programs during the quarter as the feasibility study continued under the direction of our 50/50 joint venture partner. The plant and infrastructure capital and operating cost estimates for the purposes of the scoping study, was completed as well as the scoping level open-pit mining operating and capital cost estimates. An archaeological field program, with no significant findings within the proposed disturbed area, was completed and the environmental baseline field programs are underway. An additional 5,000 meters of infill and extension drilling was initiated together with drilling to secure a water supply for the mine. A total of $2,135,000 has been spent by the company on the property this year. Exploration at the La Pitarrilla property in Mexico continued and $1,330,000 was spent there during the third quarter. The main activities included drilling at the Cordon Colorado and Pena Dyke zones and road construction continued in order to provide access to the Javelina Creek area. Small metallurgical studies commenced during the quarter. For the year-to-date, $2,813,000 has been spent on this property, which includes $1,103,000 in land acquisition costs.

For the year to date, $635,000 was spent on the purchase of marketable securities on the exercise of share purchase warrants. A total of $15,786,000 was spent during the year on the purchase of silver bullion, which is discussed under a separate heading that follows. Proceeds of $2,690,000 were received during the quarter on the sale of marketable securities, bringing the total proceeds received to date to $3,876,000.

Financing Activities

During the third quarter of 2004, the company raised a total of $810,000 from the issuance of new equity compared to $3,565,000 in the comparable period of 2003. For the year to date, $58,401,000 was raised compared to $6,067,000 in the comparable period of the prior year. The year-to-date results in the current year includes a 2,955,000 unit private placement at $14.80 per unit for gross proceeds of $43,951,000 that was completed in January. The components of the amount raised are:

Three Months Ended September 30	Nine Months Ended September 30
	2004 $	2003 $	2004 $	2003 $

Private placement	--	--	43,951,000	--
Exercise of stock options	810,000	886,000	2,907,000	1,123,000
Exercise of warrants	--	2,679,000	11,543,000	4,944,000

	810,000	3,565,000	58,401,000	6,067,000

Silver Bullion

In April and May 2004, the company purchased 1,953,985 ounces of silver for a total cost of $15,786,000. At September 30, 2004 this bullion had a market value of $16,450,000. The average cost for this purchase was $8.08 (US $5.85) per ounce. The purchase of silver bullion was made in part to recognize that silver is an investment alternative for the company’s discretionary cash and to provide maximum exposure to silver. The company’s policy is to value silver bullion at the lower of cost or market and as a consequence a $307,000 revaluation loss was recorded in the second quarter of 2004. During the third quarter, the silver price has increased with the resulting market value now exceeding our original cost. As a consequence, the $307,000 revaluation loss recorded in the prior quarter was reversed in the current quarter.

Other Capital Resources

At September 30, 2004, the market value of the company’s marketable securities was $5,525,000 or $4,162,000 over our cost. In addition, the company had at September 30, 2004, $41,975,000 in-the-money common share stock options and warrants based on a $20.87 September 30, 2004 share price. The company also has restricted cash of $2,500,000 held as collateral for a letter of credit facility. It is the intention of the company to lodge silver bullion as collateral for a letter of credit facility. Once this is done, the restriction of the $2,500,000 in cash presently shown on the balance sheet will be removed with the result that free cash will increase by the same amount.

With its strong free cash position, silver bullion, marketable securities and in-the-money common stock options and warrants, the company will be able to meet all its obligations for its administrative and planned mineral property activities.

ADDITIONAL DISCLOSURES

Related Party Transactions

a)

During the nine months ended September 30, 2004, the company recorded management fees and expense reimbursements of $119,300 (2003 — $61,100) from companies related by common management. At September 30, 2004, accounts receivable includes $32,100 (2003 — $9,800) from related parties.

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

Outstanding Share Data

As at October 29, 2004, there were 51,270,302 common shares outstanding. In addition, there were 1,821,625 common share purchase warrants outstanding with exercise prices ranging from US $5.05 to Cdn $18.50 per share. Common share stock options outstanding at October 29, 2004 totalled 1,428,969, exercisable at prices ranging from $1.90 to $20.50 per share and expiring on dates varying from June 5, 2005 to October 4, 2009.

New Accounting Policy

Effective January 1, 2004, the company adopted the fair value based method of accounting for stock-based compensation which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Approval

The Board of Directors of Silver Standard Resources Inc. has approved the disclosure contained in this interim MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com .

Silver Standard Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

	September 30 2004 $	December 31 2003 $

Assets

Current assets
Cash and cash equivalents (note 8)	47,070	16,428
Silver bullion (market value - $16,450) (note 5)	15,786	--
Marketable securities (market value - $5,525; December 31, 2003 - $9,730)	1,363	1,457
Accounts receivable	1,014	339
Prepaid expenses	297	234

	65,530	18,458

Restricted cash (note 4)	2,500	--
Reclamation deposits	178	153
Mineral property costs (note 6)	75,868	66,491
Property, plant and equipment	615	111

	144,691	85,213

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,261	725
Current portion of provision for reclamation	147	248
Mineral property payable	--	526
Current portion of long-term debt	11	66

	1,419	1,565

Provision for reclamation	1,120	1,043
Long-term debt	49	75

	2,588	2,683

Shareholders' Equity
Capital stock (note 7)	165,752	113,537
Share subscriptions	--	455
Stock-based compensation	4,047	170
Warrants	7,011	--
Deficit	(34,707)	(31,632)

	142,103	82,530

	144,691	85,213

Subsequent events (note 11)

Approved by the Board of Directors:

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
R.E. Gordon Davis Director	William Meyer Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

Three Months Ended September 30	Nine Months Ended September 30
	2004 $	2003 $	2004 $	2003 $

Exploration and mineral property costs
Property examination and exploration	121	249	329	419
Reclamation	73	34	163	110

	(194)	(283)	(492)	(529)

Expenses
Depreciation	9	6	22	18
General and administration	530	343	1,574	1,173
Professional fees	69	42	148	107
Salaries and employee benefits	131	112	323	400
Stock-based compensation	265	--	379	--

	(1,004)	(503)	(2,446)	(1,698)

Other income (expenses)
Investment income	245	86	866	243
Gain on sale of marketable securities	1,710	203	2,498	--
Loss on sale of assets	--	--	(2)	--
Gain on sale of mineral properties	--	--	899	--
Write-down of marketable securities	(13)	--	(46)	--
Write-up of silver bullion (note 5)	307	--	--	--
Foreign exchange gain (loss)	(47)	68	152	(672)

	2,202	357	4,367	(429)

Income (loss) for the period	1,004	(429)	1,429	(2,656)

Deficit - Beginning of period	(35,711)	(29,921)	(31,632)	(27,694)
Adjustment for stock-based compensation (note 3)	--	--	(4,504)	--

Deficit - Beginning of period, as restated	(35,711)	(29,921)	(36,136)	(27,694)

Deficit - End of period	(34,707)	(30,350)	(34,707)	(30,350)

Weighted average number of shares outstanding	48,537,469	40,447,247	47,514,627	39,812,148

Basic and diluted income (loss) per common share	0.02	(0.01)	0.03	(0.07)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OF CASH FLOWS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

Three Months Ended September 30	Nine Months Ended September 30
	2004 $	2003 $	2004 $	2003 $

Cash flows from operating activities
Income (loss) for the period	1,004	(429)	1,429	(2,656)
Items not affecting cash
Depreciation	9	6	22	18
Stock-based compensation	265	97	379	109
Write-down of marketable securities	13	--	46	--
Write-down of silver bullion (note 5)	(307)	--	--	--
Gain on sale of mineral properties	--	--	(899)	--
Gain on sale of marketable securities	(1,710)	(203)	(2,498)	--
Provision for reclamation	20	12	59	49
Foreign exchange gain (loss)	(7)	(230)	11	105
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	182	77	(534)	126
Accounts payable and accrued liabilities	142	89	(91)	(1,007)

	(389)	(581)	(2,076)	(3,256)

Cash flows from financing activities
Shares and warrants issued for cash	810	3,565	58,401	6,067
Share issue cash costs	(2)	(2)	(928)	(53)
Repayment of long-term debt	(53)	(2)	(81)	(140)

	755	3,561	57,392	5,874

Cash flows from investing activities
Mineral property costs	(3,439)	(2,341)	(9,063)	(6,830)
Purchase of property, plant and equipment	(149)	--	(579)	(21)
Restricted cash (note 4)	--	--	(2,500)	--
Proceeds from sale of marketable securities	2,690	--	3,876	--
Proceeds from sale of assets	51	--	53	--
Purchase of silver bullion (note 5)	--	--	(15,786)	--
Purchase of marketable securities	--	(50)	(635)	(916)
Reclamation deposits	(27)	(1)	(27)	(80)

	(874)	(2,392)	(24,661)	(7,847)

Foreign exchange gain (loss) on foreign cash held	2	230	(13)	(121)

Increase (decrease) in cash and cash equivalents	(506)	818	30,642	(5,350)

Cash and cash equivalents - Beginning of period	47,576	11,174	16,428	17,342

Cash and cash equivalents - End of period	47,070	11,992	47,070	11,992

Supplementary cash flow information (note 8)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars— unaudited)

1.	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company except as described in note 3. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	Accounting policy change

Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Had compensation expense been recorded using the fair value method for the three and nine months ended September 30, 2003, the company’s loss and loss per share would have been adjusted to the pro forma amounts indicated as follows:

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

3.	Accounting policy change — continued

	Three Months Ended September 30 2003 $	Nine Months Ended September 30 2003 $

Loss for the period
As reported	429	2,656
Compensation expense	252	1,434

Pro forma	681	4,090

Basic and diluted loss per share
As reported	0.01	0.07
Pro forma	0.02	0.10

4.	Restricted Cash

The company has lodged a US $1,679,435 bank letter of credit with the U.S. Department of Interior, Bureau of Land Management, relating to reclamation obligations on the Candelaria silver mine in Nevada. The size of this bonding requirement is expected to be reduced over time as reclamation is carried out. Under the terms and conditions with its banker, the company agreed to lodge Cdn $2,500,000 as collateral for the letter of credit and to provide sufficient additional collateral if the Canadian dollar falls below US $0.69.

5.	Silver Bullion

As at September 30, 2004, the company held 1,953,985 ounces of silver bullion for a total cost of US $11,428,000 (Cdn $15,786,000) based on an average cost of US $5.85 (Cdn $8.08) per ounce. The market value of this silver bullion, based on the September 30, 2004 market close price of US$6.66 (Cdn $8.42) per ounce, was US $13,015,000 (Cdn $16,450,000). The company has adopted the policy of valuing silver bullion at the lower of cost or market. Consequently, a $307,000 write-down that was recorded in the prior quarter, has been reversed in the current quarter to bring the carried valuation to historical cost.

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

6.	Mineral property costs

        Details of the mineral properties that the company currently holds are as follows:

	Acquisition costs $	Exploration costs $	September 30 2004 Total $	December 31 2003 Total $

Argentina
Chubut	61	203	264	152
Diablillos	5,376	927	6,303	6,168
Manantial Espejo	4,090	9,471	13,561	11,426
Pirquitas	6,592	638	7,230	6,934
Other	--	12	12	--
Australia
Bowdens	10,892	6,792	17,684	16,971
Other	--	28	28	--
Canada
Silvertip	1,818	209	2,027	1,960
Sulphurets	2,393	1,255	3,648	3,648
Sunrise Lake	1,234	32	1,266	1,263
Chile
Cachinal	17	84	101	95
Challacollo	2,282	2,169	4,451	4,267
Juncal	16	33	49	43
La Flora	15	33	48	46
Mexico
La Pitarrilla	1,153	2,418	3,571	758
La Valenciana	29	253	282	268
Ortega	46	27	73	55
San Agustin	41	491	532	159
San Marcial	1,229	728	1,957	1,438
Other	83	60	143	39
United States
Candelaria	2,981	2,208	5,189	4,864
Maverick Springs	553	1,263	1,816	1,397
Shafter	2,544	2,354	4,898	4,540
Peru
Berenguela	554	181	735	--

	43,999	31,869	75,868	66,491

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

7.	Outstanding shares and related information

(a)	Shares Authorized: 100,000,000 common shares without par value.

	Number of shares	Ascribed Value $

Capital Stock
Balance, December 31, 2003	42,604,832	113,537
Issued during the year
For cash
Private placement (i)	2,955,000	37,132
Exercise of options	518,700	2,907
Exercise of warrants	2,384,120	11,543
Finders' fees on private placement	31,250	393
For mineral property	17,500	291
Assigned value of exercised options	--	1,006
Share subscriptions	92,900	455
Share issue costs	--	(1,512)

Balance, September 30, 2004	48,604,302	165,752

(i)

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000; issued 26,000 warrants valued at $120,000 and paid $925,000 in cash as finders’ fees and other costs relating to this placement.

(b)	Warrants
At September 30, 2004, 1,821,625 share purchase warrants were issued and outstanding at exercise prices ranging from US $5.05 to Cdn $18.50 with weighted average remaining lives of 1.1 years.

(c)	Options

During the nine months ending September 30, 2004, the company had granted a total of 60,000 common share stock options to an employee and a non-employee of the company. The total number of options outstanding at the end of the quarter were 1,386,969 with prices ranging from $1.90 to $20.50 with weighted average remaining lives of 3.1 years. This represents 2.9% of issued and outstanding capital.

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

8.	Supplementary cash flow information

(a)	Cash and cash equivalents included in the cash flow statement comprise the following:

	September 30 2004 $	December 31 2003 $

Cash on hand and balances held with banks	833	1,337
Short-term deposits	46,237	15,091

	47,070	16,428

(b)	Non-cash financing and investing activities were:

Three Months Ended September 30	Nine Months Ended September 30
	2004 $	2003 $	2004 $	2003 $

Non-cash financing activities
Shares issued for mineral properties	--	--	291	612
Option value assigned to mineral property	--	--	--	18
Option value assigned to operations	--	97	--	109
Accounts payable
satisfied by issuance of shares	--	75	--	75
Shares issued for finders fees	--	--	393	--
Warrants issued for finders fees	--	--	192	--
Finders fees satisfied by
issue of shares and warrants	--	--	(584)	--
Values assigned to options	265	--	379	--
Adjustment for stock-based compensation	--	--	4,504	--
Shares issued relating to share subscription	--	--	455
Share subscriptions	--	--	(455)	--
Assigned value of options exercised	(178)	--	(1,006)	--
Capital stock issued	178	--	1,006	--

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

Three Months Ended September 30	Nine Months Ended September 30
	2004 $	2003 $	2004 $	2003 $

Non-cash investing activities
Shares issued for mineral properties	--	--	(291)	(612)
Receivable settled in shares	--	--	--	50
Marketable securities
received for mineral properties	--	--	(899)	53
Option value assigned to mineral property	--	--	--	(18)
Reclamation capitalized to
mineral property	(7)	(7)	(23)	(41)
Mineral property accrual	--	--	--	--
Foreign exchange component
included in reclamation	--	--	(5)	(16)

9.	Related Party Transactions

a)

During the nine months ended September 30, 2004, the company recorded management fees and expense reimbursements of $119,300 (2003 — $61,100) from companies related by common management. At September 30, 2004, accounts receivable includes $32,100 (2003 — $9,800) from related parties.

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

10.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

September 30, 2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $

Property, plant
and equipment	--	1	454	--	160	--	--	615
Mineral property
costs	27,370	17,712	6,941	4,649	6,558	11,903	735	75,868

	27,370	17,713	7,395	4,649	6,718	11,903	735	76,483

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

September 30, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Property, plant
and equipment	--	1	86	--	--	--	87
Mineral property
costs	23,469	16,685	6,873	4,439	2,250	9,962	63,678

	23,469	16,686	6,959	4,439	2,250	9,962	63,765

11.	Subsequent events

(a)

In October 2004, the company announced the acquisition of the remaining 56.6% equity interest in the Pirquitas Project, located in Jujuy Province, Argentina. Under an agreement with Elliott International, L.P., The Liverpool Limited Partnership and Highwood Partners, L.P., the company agreed to acquire 566 shares of Sunshine Argentina, Inc., the holder of the rights to the Pirquitas Project, on the issuance of 2.663 million shares of Silver Standard.

(b)

In October 2004, the company and Minco Mining & Metals Corporation (“Minco”) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (“Minco Silver”) to acquire silver projects in China.

Under the terms of the strategic alliance, the company invested $2,000,000 in Minco Silver to acquire a 20% interest in the new venture. The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

A director of the company, William Meyer, is also a director of Minco and this director and the President of Silver Standard will be directors of Minco Silver.